[AIG Letterhead]
May 28, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Re:	American International Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated April 23, 2010 with respect to American International Group, Inc.’s (AIG) Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Form 10-K). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the Form 10-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments requiring our response below and have attached excerpts from our filings that we have cited in our responses to facilitate your review.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Capital Markets, page 40
2.	We note that your disclosure about AIGFP focuses on the continued unwinding of AIGFP’s business and portfolio in 2009, and the expectation that it will continue in 2010. However, a February 18, 2010 article in the Financial Times citing Mr. Gerry Pasciucco appears to indicate that AIGFP’s strategy has changed and that AIGFP now intends to keep derivatives with a notional value of between $300 billion and $500 billion. Please tell us if in fact AIGFP now plans to keep a portion of its derivatives portfolio. If so, please revise your disclosure to discuss the change in AIGFP’s strategy, the reasons why AIGFP decided to keep that portion of its derivatives portfolio, and whether the derivatives that will be kept were entered into for hedging or investing purposes. Please also consider the appropriateness of revising disclosure in other parts of the 10-K, such as in the Risk Factors section. For example, please consider including risk factor disclosure not only regarding the risks to the company of the successful unwinding of a portion of the remaining CDSs written by AIGFP but also the risks to AIG posed by retaining a portion of such CDS portfolio. Also, indicate where appropriate throughout the document the factors the company will consider in deciding which classes of its remaining CDS portfolio it will retain and which classes it will seek to unwind.
AIG Response:
AIG’s plans to wind down the AIGFP derivative portfolio have not changed from those described in the Form 10-K and as updated through additional disclosures appearing on page 101 of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (First Quarter 2010 Form 10-Q). AIG anticipates the unwind of AIGFP’s derivatives portfolio will take time, as discussed on page 40 of the Form 10-K under Executive Overview — Financial Services — Capital Markets: “Due to the long-term duration of many of AIGFP’s derivative contracts and to the complexity of AIGFP’s portfolio, AIG expects that an orderly wind-down will take a substantial period of time. The cost of executing the wind-down will depend on many factors, many of which are not within AIGFP’s control, including market conditions, AIGFP’s access to markets via market counterparties, the availability of liquidity and the potential implications of further rating downgrades.” AIG does not believe that Mr. Pasciucco indicated otherwise in the article cited by the Staff. As part of its efforts to complete the wind-down as expeditiously as possible, in 2010 AIG began to move certain derivatives to another AIG subsidiary, AIG Markets, Inc. as discussed on page 139 of the First Quarter 2010 Form 10-Q.
AIG is opportunistically unwinding the derivatives based on market conditions, counterparty negotiations, and complexity of the contracts and, therefore, has not bifurcated the AIGFP derivative portfolio into derivatives to be sold and those to be retained. Similarly, AIG continues its efforts to opportunistically unwind the credit default swap (CDS) portfolio, although certain transactions, such as the two regulatory capital RMBS transactions described on page 148 of the First Quarter 2010 Form 10-Q, may prove to be difficult to unwind. For these reasons, AIG does not believe its disclosures regarding the CDS portfolio need to be modified based on the Financial Times article.
Capital Resources and Liquidity, page 43
3.	Please provide an analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, see SEC Release No. 33-8350, IV, B.

AIG Response:
AIG believes that the information contained in the “Liquidity of Parent and Subsidiaries” section of the Form 10-K adequately informs investors of the relevant liquidity issues for AIG and its subsidiaries. Nevertheless, an analysis of consolidated cash flows may be helpful in highlighting general trends and strategic transactions for AIG’s businesses. In response to the Staff’s comment, below is an analysis and explanation of the sources and uses of AIG’s consolidated cash flows for the three months ended March 31, 2010 and 2009. Although not specifically requested in your letter, AIG intends to include and update similar disclosures in future filings on Forms 10-Q and Forms 10-K commencing with the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (Second Quarter 2010 Form 10-Q).
The following table is an excerpt of AIG’s Consolidated Statement of Cash Flows.

Three Months Ended March 31,
(in millions)	2010	2009

Cash at beginning of period	$4,400	$8,642
Activity during the period:
Net cash provided by operating activities	3,195	3,770
Net cash provided by (used in) investing activities	(4,516)	1,432
Net cash used in financing activities	(266)	(9,644)
Effect of exchange rate changes on cash	(42)	(171)

Decrease in cash	(1,629)	(4,613)

Reclassification of assets held for sale	(638)	—

Cash at end of period	$2,133	$4,029

Net cash provided by operating activities was positive for both the first quarter of 2010 and 2009, due to net income from continuing operations as adjusted for noncash items that totaled $6.3 billion and $6.1 billion, respectively. These positive cash flows were partially offset by uses of cash from changes in operating assets and liabilities of $6.0 billion and $4.5 billion, respectively, primarily reflecting changes in accounts affected by timing, as well as other factors disclosed herein. These adjustments for noncash items and changes in operating assets and liabilities are shown on the Consolidated Statement of Cash Flows in the First Quarter 2010 Form 10-Q. Net cash provided by operating activities from discontinued operations was positive for both interim periods, at $2.9 billion and $2.2 billion, respectively, with the improvement in the 2010 first quarter reflecting the strength of the discontinued operations results, as shown on the Consolidated Statement of Cash Flows.
Net cash used in investing activities in the first quarter of 2010 primarily resulted from net purchases of fixed maturity securities and short-term investments, due to AIG’s ability to invest cash generated from operating activities, and the redeployment of excess liquidity. In the first quarter of 2009, investing activities were a source of cash, resulting from the net sale of investments.
Net cash used in financing activities was significantly lower in the current quarter, primarily as a result of declines in policyholder contract withdrawals, reflecting improved conditions for the life insurance and retirement services businesses, as well as the issuances of long-term debt by ILFC.
Future Cash Requirements, page 45
4.	Please disclose the restructuring opportunities you are exploring, so that ILFC will meet its existing obligations through February 28, 2011. Also, explain the consequences to ILFC, AGF and the Company, if ILFC and AGF are unable to meet their obligations after the February 28, 2011 termination of support arrangements. Ensure that your revised disclosure quantifies the expected impact of these actions on your liquidity and capital resources.
AIG Response:
Please refer to the disclosures on pages 95 to 96 in the First Quarter 2010 Form 10-Q for details of the successful initiatives put in place through April 2010 to address the liquidity needs of ILFC and AGF. As indicated in that disclosure, AIG believes that any extension of its support beyond February 28, 2011 will not be necessary. Further, in the case of AGF, AIG has disclosed that it is exploring strategic alternatives, including a potential sale of a majority interest. AIG will continue to include and update this disclosure in future filings on Forms 10-Q and Forms 10-K, as applicable.
AIGFP, page 52
5.	Regarding the roll forward of collateral posted by AIGFP, it appears that a large portion of the collateral activity for derivatives does not relate to super senior credit default swaps. Please disclose what derivatives the $15.1 billion in collateral returned to you represents. For those derivatives that are not super senior credit default swaps, please disclose the contractual terms requiring the posting of the collateral and discuss the impact that such collateral postings have had or may have on your liquidity. Please ensure that the disclosure includes both asset and liability positions for the aforementioned derivatives.
AIG Response:
In response to the Staff’s comment, AIG has added additional disclosure on page 101 of the First Quarter 2010 Form 10-Q. Because the contractual terms for the non-CDS derivative transactions are based on standard ISDA documents including collateral and netting provisions as disclosed on pages 145 to 146 and page 282 of the Form 10-K, AIG does not believe that additional disclosure on contractual terms is necessary.
Investments
Investments in RMBS, CMBS, CPOs and ABS, page 161
6.	Please revise the disclosure to link the unrealized losses to the tabular disclosure showing credit ratings and vintage of the RMBS, CMBS and CDO investments on pages 163, 164, and 166.
AIG Response:
In response to the Staff’s comment, AIG revised the disclosure on pages 165 to 167 of the First Quarter 2010 Form 10-Q to link the unrealized losses to the tabular disclosures showing credit ratings and vintage of the RMBS, CMBS and CDO investments. AIG will continue to include and update this disclosure in future filings on Forms 10-Q and Forms 10-K, as applicable.
AIGFP Trading Investments, page 167
7.	Please disclose the realized and unrealized gain (loss) for each fixed maturity trading investment class and further disaggregate the information for RMBS, CMBS and CDO/ABS and other collateralized. Please revise the disclosure to link this information to the tabular disclosure on page 115 and narrative disclosure on page 116. Also, in the corresponding section in critical accounting estimates, describe and quantify the methods and significant assumptions used in determining the fair value of these investments and the sensitivity of your future operating results to the impact of reasonably likely changes in these assumptions.
AIG Response:
Changes in the AIGFP trading investments portfolio fair values are reflected through earnings as a result of the election of the Fair Value Option under Accounting Standards Codification 825, Financial Instruments. Therefore, realized and unrealized gains are not relevant for this portfolio. Further, AIGFP’s information systems do not track this information on a continuous basis as it does not impact the accounting for these investments or disclosures within AIG’s financial statements. The pricing methodology and significant assumptions used in this portfolio are consistent with those used for AIG’s investment portfolio, which are discussed in Note 5 to the consolidated financial statements included in the Form 10-K. The vast majority of AIG’s highly diversified investment portfolio is fair valued using market prices derived from external trades; therefore, analysis of the sensitivity of AIG’s future operating results to changes in such fair values would be impractical given that this portfolio is subject to correspondingly diversified and differentiated market factors.
Notes to Consolidated Financial Statements
Note 3. Discontinued Operations and Held-For-Sale Classifications, page 224
8.	Please tell us your basis for not including the investment advisory and third party asset management business, which you have agreed to sell, or any other business sold during 2009, such as 21st Century and HSB, as discontinued operations in your consolidated statements of income (loss).
AIG Response:
AIG reports the results of operations of a business as discontinued operations if the business is classified as held for sale, the operations and cash flows of the business have been or will be eliminated from the ongoing operations of AIG as a result of a disposal transaction and AIG will not have any significant continuing involvement in the operations of the business after the disposal transaction. Failure to meet any of these criteria prevents AIG from including such businesses as discontinued operations. AIG assesses a business over a period that includes the point at which the component initially meets the criteria to be recorded as held for sale through one year after the date the business is actually disposed of, and reassesses whether the discontinued operations criteria are met during that assessment period only when significant events or circumstances occur that may change its assessment.
The sales of the investment advisory and third party asset management business, 21st Century, and HSB did not meet the criteria for discontinued operations accounting because of AIG’s significant continuing involvement with the businesses sold.
AIG expanded its disclosure in Note 3 “Discontinued Operations and Held-For-Sale Classification” to the financial statements on pages 19 to 20 included in the First Quarter 2010 Form 10-Q to clarify the reasons for certain transactions not being presented as discontinued operations, including whether such businesses were immaterial to AIG’s operating results and financial position, or due to AIG’s continuing involvement. AIG will continue to include and update this disclosure in future filings on Forms 10-Q and Forms 10-K, as applicable.
Note 6. Investments, page 262
9.	Please disclose the factors that you considered in assessing the existence of other-than-temporary impairment in your “other invested assets.” Ensure that your revised disclosure addresses the future implications of the investment risks inherent in alternative funds.

AIG Response:
In response to the Staff’s comment, AIG expanded the disclosure of the assessment of other-than-temporary impairment on other invested assets on page 46 of the First Quarter 2010 Form 10-Q. AIG will continue to include and update this disclosure in future filings on Forms 10-Q and Forms 10-K, as applicable.
Note 7. Lending Activities, page 263
10.	Please revise to disclose the factors that you considered in concluding that the $838 million allowance for mortgage and other loans receivable and the $1.6 billion allowance for finance receivable losses were adequate at December 31, 2009. Ensure that your response addresses the future implications of the underlying investment risks (e.g. non-prime and subprime) and the recent deterioration in these portfolios, as described on pages 189 and 190.
AIG Response:
In response to the Staff’s comment, AIG expanded the disclosure of factors AIG considered in concluding that the allowance for finance receivable losses was adequate at March 31, 2010 on pages 140 to 141 of the First Quarter 2010 Form 10-Q under the heading Critical Accounting Estimates — Allowance for Finance Receivable Losses.
Separately, as it relates to the Staff’s comment on the adequacy of the allowance for the mortgage and other loans receivable, AIG’s $838 million allowance at December 31, 2009 consisted of $510 million related to commercial mortgage loans, $154 million related to corporate bank loans, $50 million related to residential loans and $106 million related to collateral, guaranteed, and other commercial loans. AIG evaluates its loans on either a loan specific basis or a portfolio basis by grouping loans with homogeneous characteristics in accordance with existing allowance for loan loss and credit monitoring policies.
Loans that are significant are placed on watch lists due to credit, market or collateral value concerns and are evaluated independently for allowance purposes. Loans are placed on watch lists upon consideration of the realizable value of collateral, the borrower’s overall financial condition, resources and payment record, the present value of future cash flows discounted at the loan’s original effective rate and the prospects of support from financially responsible guarantors. Allowances for specific loans are measured based on the present value of future expected cash flows discounted at the loan’s effective interest rate subject to consideration of the fair value of underlying collateral. Any loan subject to a specific allowance is not included in the portfolio reserve population.

Loans that are evaluated for impairment on a portfolio basis are done so based on statistical loss estimates. Loans are categorized based on homogeneous characteristics including risk rating, vintage, maturity date, type of loan or collateral, loan to value ratio and debt service coverage. Assumptions about defaults are applied to each portfolio based on management’s estimate of historical default and recovery rates using internal and market observable data relative to the characteristics of the portfolio. In addition, assumptions are made regarding changes in value of underlying collateral based on the most current observable market data. The application of such assumptions to each portfolio results in a general valuation allowance to the extent the attributes of each portfolio fall within the designated parameters. Such parameters are analyzed and approved for each reporting period by AIG’s Enterprise Risk Management group.
AIG intends to include disclosure with respect to the allowance for finance receivable losses similar to that included in the First Quarter 2010 Form 10-Q, and disclosure with respect to the allowance for mortgage and other loans receivable similar to the foregoing, in the Second Quarter 2010 Form 10-Q and in future filings on Forms 10-Q and Forms 10-K, as applicable.
Note 11. Derivatives and Hedge Accounting, page 273
11.	Please revise the tabular disclosure on page 273 quantify the notional amounts for each type of derivative instrument subject to the AIGFP unwinding program. Also, disclose the expected remaining life of the notional amounts to be wound-down, consistent with your disclosure on page 263 of your 2008 Form 10-K. Ensure that your MD&A describes and quantifies all AIGFP wind-down activities, as depicted in the exhibit, The Restructuring Plan (shown on your website), for each period presented.

AIG Response:
As discussed above in AIG’s response to comment 2, all of AIGFP’s derivative contracts are subject to the unwinding program announced in 2008. Some derivatives, as a result of complexity or liquidity, may take longer to unwind or may not be economically feasible at the present time to unwind. However, as market conditions change and as AIGFP’s counterparties’ willingness to unwind transactions changes, the plan changes. Consequently, AIG cannot determine the expected remaining life of the notional amounts of this portfolio. Further, AIG notes that the disclosure on page 263 of AIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 related not to the expected remaining lives, but to the remaining contractual maturities of the portfolio, which are no longer relevant in light of AIG’s current wind-down activity. AIG has provided disclosure on page 101 of the First Quarter 2010 Form 10-Q related to the progress of AIGFP’s unwind program, which AIG believes is the information material to investors in light of the current composition of the derivatives portfolio and the current status of the unwind program.
12.	Please expand the disclosure on page 276 for derivative instruments not subject to the AIGFP unwinding program to quantify the notional amounts related to your risk mitigation strategies and AIGFP’s activities as a dealer. Ensure that your revised disclosure complies with the requirements of ASC 815-10-50 and facilitates investors’ understanding of the effectiveness of your economic hedges in meeting the risk mitigation objectives described in the section, Risk Management.
AIG Response:
As indicated in response to comments 2 and 11 above, AIGFP does not segregate the derivative portfolio into those derivatives that are subject to unwind and those that are not.
Note 21. Federal Income Taxes, page 332
13.	Please tell us how you determined the amount of benefit allocated to each financial statement component and how your allocations comply with ASC 74020-45. Include your computation of the intra-period tax allocation for 2009.
AIG Response:
In 2009, the total income tax benefit was allocated to each financial statement component as follows:

		Income
	Pre-tax	Tax
	Income	Expense
	(Loss)	(Benefit)
Loss from continuing operations	$(13,648)	$(1,878)
Loss from discontinued operations	(1,775)	(1,232)
Other comprehensive income	33,336	11,579
Additional paid-in capital	128	818
Loss from continuing operations. When allocating the total income tax benefit to each financial statement component, AIG allocated to loss from continuing operations the tax effect of the pretax loss from continuing operations plus a $2.9 billion increase in the deferred tax asset valuation allowance attributable to a change in circumstances that caused a change in judgment about the realization of deferred tax assets in future years. The change in circumstances related to AIG’s conclusion that it could not reliably forecast future income from operations when assessing the realizability of its deferred tax assets and instead is relying on income expected to be realized on specific business and asset sales and tax-planning strategies. See also the U.S. federal income tax rate reconciliation on page 333 of the Form 10-K.
The amount of total income tax benefit that remained after the allocation to continuing operations was allocated among the other financial statement components in proportion to their individual effects on the income tax benefit for the year.
Loss from discontinued operations. During 2009, Nan Shan Life Insurance Company, Ltd. (Nan Shan) met the criteria to be classified as a discontinued operation. The tax effect of the loss from discontinued operations consists of the reversal of deferred income taxes related to all of Nan Shan’s “inside” temporary differences (i.e., differences between the book and tax bases of Nan Shan’s assets and liabilities) and the recognition of an “outside” deferred tax asset related to the loss AIG accrued to reduce AIG’s carrying value of Nan Shan to its fair value less costs to sell. The components of the income tax benefit recorded in loss from discontinued operations are as follows:

Deferred taxes attributable to AIG’s outside basis temporary difference in Nan Shan	$(796)
Reversal of Nan Shan’s inside basis temporary differences	(497)
Other income taxes attributable to Nan Shan	61

$(1,232)

Other comprehensive income. AIG determined the tax effect of this financial statement component generally based on the statutory U.S. federal income tax rate of 35 percent.
Additional paid-in capital. During 2009, AIG transferred two of its wholly-owned businesses, AIA and ALICO, to two newly-created special purpose vehicles (SPVs) in exchange for all the common and preferred interests of those SPVs. These transactions were accounted for as transactions among shareholders and therefore the effects were recorded in equity. The tax expense recorded in additional paid-in capital principally related to ALICO’s valuation allowance required as a result of ALICO’s deferred tax asset recorded in connection with the ALICO SPV transaction to reduce the deferred tax asset to the amount more likely than not to be realized.
14.	Please revise to disclose the factors underlying the change in the caption, “investments in foreign subsidiaries and joint ventures,” in the table on page 334 from a deferred tax liability of $2.3 billion at December 31, 2008 to a deferred tax asset of $2.2 billion at December 31, 2009. Ensure that your revised disclosure explains and quantifies the related impact on your operating results.
AIG Response:
Deferred taxes related to investments in foreign subsidiaries and joint ventures consisted of the following at December 31, 2009 and 2008:

	Deferred Tax Asset (Liability)
	2009	2008
AIA and ALICO	$2,563	$(1,299)
Nan Shan	42	(706)
All other	(411)	(316)

	$2,194	$(2,321)

AIA and ALICO. During 2009, AIG transferred two of its wholly-owned businesses, AIA and ALICO, to two newly-created SPVs in exchange for all the common and preferred interests of those SPVs. Both transactions were taxable events that resulted in gains to AIG and, consequently, AIG’s tax bases in AIA and ALICO increased. In both cases, prior to the SPV transactions, AIG’s carrying bases exceeded AIG’s tax bases in the subsidiaries, the tax effects of which resulted in deferred tax liabilities. Subsequent to the transactions, AIG’s tax bases exceeded AIG’s carrying bases in the subsidiaries, the tax effects of which resulted in deferred tax assets.
When assessing the realizability of AIG’s U.S. consolidated income tax group’s deferred tax assets at December 31, 2009, AIG considered the AIA and ALICO SPV transactions and concluded that the related deferred tax assets were realizable and therefore did not provide a valuation allowance. The tax effects of these transactions were recognized as credits to additional paid-in capital because they were considered to be transactions among shareholders (i.e., the SPVs were included in AIG’s consolidated financial statements) under Accounting Standards Codification 740, Income Taxes, and, accordingly, did not affect AIG’s results of operations.
Nan Shan. During 2009, AIG agreed to sell all of its interest in Nan Shan. AIG recorded a loss on the sale of Nan Shan to reduce its carrying basis to fair value less costs to sell. Prior to accruing the loss, AIG’s carrying basis exceeded AIG’s tax basis in Nan Shan, the tax effect of which resulted in a deferred tax liability. Subsequent to accruing the loss, AIG reported a deferred tax asset of $42 million related to its investment in Nan Shan. Substantially all of the change in deferred taxes is attributable to this transaction, and was reported in discontinued operations as discussed in the response to comment 13.
AIG disclosed the AIA and ALICO transactions on page 334 of the Form 10-K as follows:
Included in Additional paid-in capital is a deferred tax charge primarily related to the step-up in tax basis of assets associated with the AIA and ALICO SPV transactions and the related tax valuation allowance provided with respect to ALICO, offset by the tax effect of those transactions on the outside basis difference of certain AIG subsidiaries.
AIG will revise this disclosure in future filings to clarify the effect of the AIA and ALICO transactions and to include a discussion about the Nan Shan transaction. Similarly, AIG will also disclose other material changes in the components of its net deferred tax assets in future filings on Forms 10-Q and Forms 10-K, as applicable.
Item 15. Exhibits, Financial Statements Schedules, page 349
15.	Your exhibit index does not incorporate by reference the Shortfall Agreement or any of the amendments to the Shortfall Agreement relating to the Maiden Lane III transaction. Please amend your filing to incorporate by reference the Shortfall Agreement and all subsequent amendments to the Shortfall Agreement, or provide us with a detailed analysis explaining why you are not required to incorporate by reference those documents.
AIG Response:
The Shortfall Agreement, dated as of November 25, 2008 (as amended, the Shortfall Agreement), between Maiden Lane III LLC and AIG Financial Products Corp. is no longer material to AIG. The Shortfall Agreement has been fully performed, resulting in a payment to AIG, and AIG has no further obligations under the Agreement. AIG therefore believes it is not required to incorporate this document.
16.	Your exhibit index incorporates by reference the Asset Purchase Agreement, dated as of December 12, 2008, entered into in connection with the Maiden Lane II transaction. We note that the Asset Purchase Agreement omits Schedule A and Exhibits C, D and E. We also note that on March 31, 2010, the Federal Reserve Bank of New York released details about the Maiden Lane II portfolio, including the CUSIP and description of the residential-mortgage-backed-securities held in that portfolio. Please file a complete version of the Asset Purchase Agreement, including all schedules and exhibits. If you file anything less than the entire agreement, please provide us with a supplemental copy of the entire agreement and tell us your basis for not filing the complete agreement.
AIG Response:
AIG has filed a complete copy of the Asset Purchase Agreement as exhibit 10.3 in the First Quarter 2010 Form 10-Q. However, it should be noted that although the Asset Purchase Agreement contemplated certain exhibits (Exhibits B, C, D and E) which were to be forms of the various opinions to be delivered as conditions to the closing of the sale and purchase, such exhibits were never produced. Instead, due to the timing of the transaction, the relevant opinions were prepared in final form and were executed and delivered at the time of the closing but the Asset Purchase Agreement was not updated to reflect that these exhibits never existed. Although AIG is therefore unable to include the requested Exhibits B, C, D and E, it has included as exhibits to the Asset Purchase Agreement copies of the final executed opinions.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel